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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                           (Name of Subject Company)

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   479477101

                     (CUSIP Number of Class of Securities)

                                THOMAS M. BEGEL
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                       980 N. MICHIGAN AVENUE, SUITE 1000
                            CHICAGO, ILLINOIS 60611
                                 (312) 280-8844
            (Name, Address and Telephone Number of Person Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                            ------------------------

                                   COPIES TO:

            JOSEPH A. COCO, ESQ.                          DENNIS S. HERSCH, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                 DAVIS POLK & WARDWELL
              FOUR TIMES SQUARE                            450 LEXINGTON AVENUE
          NEW YORK, NEW YORK 10036                       NEW YORK, NEW YORK 10017
          TELEPHONE: (212) 735-3000                      TELEPHONE: (212) 450-4000
         TELECOPIER: (212) 735-2000                     TELECOPIER: (212) 450-4800

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Transportation Technologies Industries, Inc., a Delaware corporation (together with its subsidiaries, where applicable, the "Company"). The address of the principal executive offices of the Company is 980 North Michigan Avenue, Suite 1000, Chicago, Illinois 60611. The telephone number of the principal executive offices of the Company is (312) 280-8844. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share, including the associated preferred share purchase rights.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

    (a) SUBJECT COMPANY INFORMATION. The name, address and telephone number of the Company, which is the person filing the Schedule 14D-9, are set forth in
Item 1 above.

    (b) IDENTITY AND BACKGROUND OF FILING PERSON. This Statement relates to a joint tender offer by Transportation Acquisition I Corp., a Delaware corporation ("Acquisition"), and the Company disclosed in a tender offer statement on Schedule TO (the "Schedule TO") dated February 3, 2000, to purchase all outstanding shares of common stock, including the associated preferred share purchase rights, of the Company (the "Shares") at a price of $21.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated
February 3, 2000 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) hereto, and the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) hereto (which, as may be amended from time to time, together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated January 28, 2000 (the "Merger Agreement"), between the Company and Acquisition. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver, where appropriate, of other conditions set forth in the Merger Agreement, Acquisition will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Company"). A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated by reference herein.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, or (2) Acquisition or its respective executive officers, directors or affiliates, see "SPECIAL FACTORS--The Merger Agreement; Interests of Certain Persons in the Transactions" in the Offer to Purchase, which is incorporated by reference herein, and the Information Statement which is attached in Schedule I to this Schedule 14D-9 and incorporated by reference herein.

    A summary of the material provisions of the Merger Agreement is included in "SPECIAL FACTORS--The Merger Agreement" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit (e)(1) and is incorporated by reference herein.

    In connection with the Merger Agreement, the Company and Acquisition have entered into commitment letters providing for senior secured financing, senior subordinated financing and preferred equity financing (the "Financing"). The Financing will be used to consummate the Offer and the Merger and to pay related fees and expenses. A summary of the material provisions of the Financing is included in "SPECIAL FACTORS--Financing of the Transactions" in the Offer to Purchase, which is incorporated by reference herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.  At a meeting held on
January 28, 2000, the Company's Board of Directors, after receiving the unanimous recommendation of a special committee of the Board of Directors comprised entirely of independent directors (the "Special Committee"), approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's stockholders (other than Acquisition, members of the management investor group and their affiliates).

    The Company's Board of Directors recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

    A letter to the stockholders communicating the Board of Directors' recommendation and a press release announcing the commencement of the Offer are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated by reference herein.

    (b) REASONS. The information set forth in "SPECIAL FACTORS--Background of the Transactions; Recommendation of the Board of Directors; Fairness of the Transactions" in the Offer to Purchase, which is incorporated by reference herein, sets forth the reasons for the Board of Directors' position. Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisor to the Special Committee ("Merrill Lynch"), has delivered to the Special Committee its opinion, dated as of January 28, 2000, to the effect that, as of such date and based upon and subject to certain assumptions and matters stated therein, the Offer Price is fair, from a financial point of view, to the stockholders of the Company (other than Acquisition, the members of the management investor group and their affiliates). A copy of the Merrill Lynch opinion is attached hereto as Exhibit (e)(2) and incorporated by reference herein.

    (c) INTENT TO TENDER. To the Company's knowledge after reasonable inquiry, Mr. R. Philip Silver and Mr. Francis A. Stroble, directors of the Company, currently intend to tender their shares pursuant to the Offer. To the Company's knowledge after reasonable inquiry, no other executive officer, director, affiliate or subsidiary of the Company currently intends to tender his shares pursuant to the Offer.

    Pursuant to the Merger Agreement, certain members of the Company's management (and possibly other employees of the Company) will have the right to retain an equity interest in the Company following the Offer and the Merger. Such members of management (and other employees) are collectively referred to herein as the "Continuing Stockholders." For a further description of the Continuing Stockholders' retained interests, see "SPECIAL FACTORS--The Merger Agreement; Interests of Certain Persons in the Transactions; Retained Interest of Continuing Stockholders" in the Offer to Purchase, which is incorporated by reference herein.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

    Pursuant to the terms of an engagement letter, dated as of January 11, 2000, the Special Committee engaged Merrill Lynch to act as its financial advisor in connection with various possible transactions, including transactions contemplated by the Merger Agreement (a "Business Combination"). As part of its role as financial advisor, Merrill Lynch delivered a fairness opinion to the Special Committee. Pursuant to the engagement letter, Merrill Lynch will receive from the Company an aggregate financial advisory fee, contingent upon the closing of a Business Combination, equal to $2,000,000 plus 5% of the aggregate purchase price in excess of $20.00 per share paid in such Business Combination. The Company has also agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses, including, without limitation, the reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch and related parties against certain liabilities, including liabilities under the federal securities laws arising out of Merrill Lynch's engagement.

    The Company and Acquisition have retained MacKenzie Partners, Inc. to act as the information agent (the "Information Agent") in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to the beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    The Company and Acquisition have engaged CIBC World Markets Corp. and First Union Securities, Inc. to act as the dealer managers (the "Dealer Managers") in connection with the Offer. The Company and Acquisition have agreed to reimburse the Dealer Managers for all reasonable out-of-pocket fees, expenses and costs, including reasonable fees and expenses of legal counsel, and to indemnify the Dealer Managers and certain related persons against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    To the Company's knowledge, no transactions in the Shares, other than ordinary course purchases under the Company's 401(k) savings plan, have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, or by Acquisition or its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

    (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    (c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

    (a) INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT. The Information Statement attached as Schedule I to this Schedule 14D-9 is being furnished to the Company's stockholders in connection with the designation by Acquisition of persons to the Board other than at a meeting of the Company's stockholders, and such information is incorporated by reference herein.

    (b) CERTAIN LITIGATION. At various times between December 14 and 17, 1999, six purported class action complaints, captioned WILLIAM PHELPS AND LAWTON WILLISTON V. TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. ET AL., AMY F. BRETAN
V. THOMAS M. BEGEL ET AL., BILL GANEM V. THOMAS M. BEGEL ET AL., RUTH GRENING V. THOMAS M. BEGEL ET AL., E. CLAIBURNE HOGGE V. THOMAS M. BEGEL ET AL. AND KIRK BEIRACH V. THOMAS M. BEGEL ET AL., were filed in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and its directors. On or about January 10, 2000, an additional purported class action complaint, captioned WILLIAM KREOFSKY V. TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. ET AL., was filed in the Circuit Court of Cook County of the State of Illinois against the Company and its directors. The foregoing actions purport to be brought on behalf of all public stockholders of the Company in connection with the initial proposal made by Acquisition to acquire the Company at a price per share of $20. The actions allege, among other things, that the price per share price offered by Acquisition is unfair and inadequate to the Company's public stockholders and that the individual defendants have breached their fiduciary duties. The complaints seek as relief, among other things, preliminary and permanent injunctive relief enjoining the proposed transaction and monetary damages in an unspecified amount. The defendants believe that they have meritorious defenses to these actions and intend to vigorously defend themselves.

    (c) The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.  EXHIBITS


(a)(1) Offer to Purchase dated February 3, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO).

(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO).

(a)(3)  Form of Letter to Stockholders of the Company dated
        February 3, 2000.

(a)(4)  Press Release of the Company dated February 3, 2000.

(e)(1) Agreement and Plan of Merger, dated as of January 28, 2000, between Transportation Technologies Industries, Inc. and
        Transportation Acquisition I Corp.

(e)(2)  Opinion of Merrill Lynch, Pierce, Fenner & Smith
        Incorporated to the Special Committee of the Board of Directors of the Company, dated January 28, 2000 (included as Schedule II hereto).

(g)     Not applicable.

(i)(1)  Complaint filed in action entitled PHELPS AND WILLISTON V.
        TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. ET AL. (Court of Chancery of New Castle County, Delaware) (incorporated herein by reference to Exhibit (i)(1) to the Schedule TO).

(i)(2)  Complaint filed in action entitled BRETON V. BEGEL ET AL.
        (Court of Chancery of New Castle County, Delaware)
        (incorporated herein by reference to Exhibit (i)(2) to the Schedule TO).

(i)(3)  Complaint filed in action entitled GRENING V. BEGEL ET AL.
        (Court of Chancery of New Castle County, Delaware)
        (incorporated herein by reference to Exhibit (i)(3) to the Schedule TO).

(i)(4)  Complaint filed in action entitled GANEM V. BEGEL ET AL.
        (Court of Chancery of New Castle County, Delaware)
        (incorporated herein by reference to Exhibit (i)(4) to the Schedule TO).

(i)(5)  Complaint filed in action entitled HOGGE V. BEGEL ET AL.
        (Court of Chancery of New Castle County, Delaware)
        (incorporated herein by reference to Exhibit (i)(5) to the Schedule TO).

(i)(6)  Complaint filed in action entitled BIERACH V. BEGEL ET AL.
        (Court of Chancery of New Castle County, Delaware)
        (incorporated herein by reference to Exhibit (i)(6) to the Schedule TO).

(i)(7)  Complaint filed in action entitled KREOFSKY V.
        TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. ET AL. (Circuit
        Court of Cook County, Illinois) (incorporated herein by reference to Exhibit (i)(7) to the Schedule TO).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 3, 2000

                                                       TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

                                                       By:  /s/ ANDREW M. WELLER
                                                            -----------------------------------------
                                                            Name: Andrew M. Weller
                                                            Title: President and Chief Operating
                                                            Officer

                                 EXHIBIT INDEX

EXHIBIT NO.
----------------------
        (a)(3)           Form of Letter to Stockholders of the Company dated
                           February 3, 2000.

        (a)(4)           Press Release of the Company dated February 3, 2000.

        (e)(1)           Agreement and Plan of Merger, dated as of January 28, 2000, between Transportation Technologies Industries, Inc. and
                           Transportation Acquisition I Corp.

        (e)(2)           Opinion of Merrill Lynch, Pierce, Fenner & Smith
                           Incorporated to the Special Committee of the Board of
                           Directors of the Company, dated January 28, 2000 (included as Schedule II hereto).

                                                                      SCHEDULE I

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                       980 N. MICHIGAN AVENUE, SUITE 1000
                            CHICAGO, ILLINOIS 60611

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

    This information statement (the "Information Statement") is being mailed on or about February 3, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 per share, of Transportation Technologies Industries, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Transportation Acquisition I Corp. ("Acquisition") to a majority of the seats on the Board of Directors of the Company (the "Board" or the "Board of Directors") other than at a meeting of the stockholders of the Company. Such election would occur pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 28, 2000, between Acquisition and the Company. The Merger Agreement is more fully described under Item 3 of the Schedule 14D-9, of which this
Schedule I is a part. Capitalized terms used and not defined in this Schedule I have the meanings assigned to them in the Schedule 14D-9.

    Pursuant to the Merger Agreement, Acquisition and the Company commenced a joint cash tender offer (the "Offer") for all outstanding shares of common stock, including the associated preferred share purchase rights, of the Company (the "Shares") at a price of $21.50 per Share, net to the seller in cash, without interest, on February 3, 2000. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time, on March 3, 2000, at which time, if the Offer is not extended and all conditions to the Offer have been satisfied or waived, Acquisition and the Company will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

    If the Merger Agreement is terminated or if Acquisition does not accept Shares tendered for payment, then Acquisition will not have any right to designate directors for election to the Board of Directors.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

THE ACQUISITION DESIGNEES

    Effective upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition (as defined in the Merger Agreement), Acquisition shall be entitled to designate for election to the Board such number of persons as will cause a majority of directors of the Company to consist of persons designated by Acquisition, and the Company shall, upon written request by Acquisition, promptly, at the Company's election, either increase the size of the Board or take such other actions as may be necessary so as to include on, and cause to be elected to the Board, the individual or individuals designated by Acquisition.

    The Company's obligations to appoint Acquisition's designees to the Board of Directors shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement. Acquisition has supplied to the Company in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

    Following the election or appointment of Acquisition's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension of the time for the performance of any of the obligations or other acts of Acquisition, waiver of any of the Company's rights under the Merger Agreement, action in connection with the Merger Agreement required to be taken by the Board of Directors of the Company, amendment to the Company's Certificate of Incorporation, Bylaws or Rights Agreement, or actions that would be reasonably likely to adversely affect the interests of stockholders of the Company (other than Acquisition, the Continuing Stockholders or their respective affiliates) in any material respect, shall require the concurrence of a majority of the directors of the Company then in office who are neither designated by Acquisition nor employees of the Company.

    Pursuant to the provisions of the Merger Agreement described in the
Schedule 14D-9, Acquisition may designate from among the persons identified below the persons to be elected to the Board of Directors (the "Acquisition Designees"). It is expected that the Acquisition Designees will assume office promptly upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, which the Company expects will be promptly thereafter, and that they will thereafter constitute at least a majority of the Board of Directors. Acquisition has informed the Company that each of the Acquisition Designees has consented to act as a director, if so designated.

    Set forth in the table below are the name and principal occupation or employment and five year employment history for each of the persons who may be designated by Acquisition as the Acquisition Designees.

            DIRECTOR DESIGNEES OF TRANSPORTATION ACQUISITION I CORP.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                            ------------------------------------------------------------
Thomas M. Begel...............  Chairman of the Board and President of Acquisition. Mr.
                                Begel also serves as Chairman of the Board and Chief
                                Executive Officer of the Company. He is also Chairman of,
                                and a partner in, TMB Industries, and a director of Silgan
                                Holdings, Inc.

Camillo M. Santomero III......  Mr. Santomero serves as a Director of the Company. From
                                January 1992 to the present, Mr. Santomero has been a
                                private investor and a Senior Consultant to Chase Capital
                                Partners (formerly Chemical Venture Partners). From October
                                1988 to January 1992, he was a General Partner of Chase
                                Capital Partners.

Andrew M. Weller..............  Vice President, Chief Financial Officer and Treasurer of
                                Acquisition. Mr. Weller also serves as Director, Vice
                                President and Chief Operating Officer of the Company. He is
                                also Executive Vice President of, and a partner in, TMB
                                Industries, and is a director or officer of certain TMB
                                companies. From September 1994 to January 2000, he served as
                                Executive Vice President and Chief Financial Officer of the
                                Company and from March 1995 to November 1995, he served as
                                Secretary of the Company. From April 1988 to September 1994,
                                he was Vice President and Treasurer of Bethlehem Steel
                                Corporation.

CERTAIN INFORMATION CONCERNING THE COMPANY

    The Shares constitute the only class of voting securities of the Company. The holders of common stock are entitled to one vote per Share. As of January 28, 2000, there were 10,322,280 shares of common stock (including restricted stock) issued and outstanding and 660,168 Shares subject to outstanding stock options under the Company's stock option plans. Currently, the Board consists of five members. The Board is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

     INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each such person is c/o Transportation Technologies Industries, Inc., 980 N. Michigan Avenue, Suite 1000, Chicago, Illinois 60611.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                            ------------------------------------------------------------
Thomas M. Begel...............  Chairman of the Board and Chief Executive Officer. He served as President from October 1991 to January 2000. He is also
                                Chairman of, and a partner in, TMB Industries, and a
                                director of Silgan Holdings, Inc.

Andrew M. Weller..............  Director, President and Chief Operating Officer. He is also
                                Executive Vice President of, and a partner in, TMB
                                Industries, and is a director or officer of certain TMB
                                companies. From September 1994 to January 2000, he served as
                                Executive Vice President and Chief Financial Officer of the
                                Company, and from March 1995 to November 1995, he served as
                                Secretary of the Company. From April 1988 to September 1994,
                                he was Vice President and Treasurer of Bethlehem Steel
                                Corporation.

James D. Cirar................  President and Chief Executive Officer of Gunite Corporation
                                since January 2000. He was Chairman of Johnstown America
                                Corporation and Freight Car Services, Inc. from September
                                1998 to June 1999 and Senior Vice President of the Company
                                from July 1997 to June 1999. From September 1995 to August
                                1998, he was President and Chief Executive Officer of
                                Johnstown America Corporation and from March 1998 to August
                                1998 he was President and Chief Executive Officer of Freight
                                Car Services, Inc. Prior to September 1995, he was the Plant
                                Manager of the Truck and Bus Assembly Group of General
                                Motors Corporation.

Fred D. Culbreath.............  Chairman of Imperial Group, L.P. He has held various other titles with Imperial Group, L.P. since being one of its
                                primary founders in 1962.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                            ------------------------------------------------------------
Joseph A. Hicks...............  Chief Executive Officer of Imperial Group, L.P. He served as
                                President of Imperial Group, L.P. from January 1995 to
                                November 1997 and, prior thereto, he was President of Eagle
                                Associates, a private management firm.

Robert L. Jackson.............  President and Chief Executive Officer of Bostrom Seating,
                                Inc. From August 1996 to January 2000, he was Executive Vice
                                President of Bostrom Seating, Inc. Prior thereto, he held
                                various positions with Bethlehem Steel Corporation.

Timothy A. Masek..............  Executive Vice President--Sales and Marketing. He served as
                                Vice President--Corporate Development from December 1995 to
                                January 2000 and President of Bostrom Seating, Inc. from
                                June 1996 to January 2000. Prior thereto, he performed
                                marketing and corporate functions for the Company.

John D. McClain...............  President of Brillion Iron Works, Inc.

Donald C. Mueller.............  Vice President and Treasurer. Prior to July 1998, he held various financial positions with Fisher Scientific
                                International.

R. Philip Silver..............  Director. In addition, he is currently Co-Chief Executive
                                Officer of Silgan Holdings, Inc., and has been either
                                Chairman of the Board or President and a Director of Silgan
                                Holdings, Inc. since 1988.

Francis A. Stroble............  Director. From 1982 to 1994, he was the Senior Vice
                                President and Chief Financial Officer of Monsanto Company.
                                He is also a Director of Mercantile Bancorporation, Inc.

Camillo M. Santomero III......  Director. He has been a private investor and a Senior
                                Consultant to Chase Capital Partners (formerly Chemical
                                Venture Partners) since January 1992. In addition, from
                                October 1988 to January 1992, he was a General Partner of
                                Chase Capital Partners.

Allen L. Sunderland...........  President of Fabco Automotive Corporation since
                                December 1999. He joined Fabco Automotive Corporation in
                                1995 as Vice President of Sales and Engineering.

Kenneth M. Tallering..........  Vice President, General Counsel and Secretary. Prior to
                                November 1995, he was an attorney with the law firm of
                                Skadden, Arps, Slate, Meagher & Flom LLP.

John C. Wilkinson.............  President and Chief Operating Officer of Imperial Group,
                                L.P. Prior to November 1997, he was General Manager of
                                Imperial Group, L.P.

Brent Williams................  Controller. He has served in various financial capacities at
                                TCI and Gunite Corporation for the past five years.

COMMITTEES OF THE COMPANY BOARD; MEETINGS

    The Company has a Compensation Committee, an Audit Committee and an Executive Committee.

    The Compensation Committee, comprised of Messrs. Begel and Santomero, reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers and key employees of the Company, and grants options to purchase shares of Common Stock.

    The Audit Committee, which is comprised of Messrs. Silver and Stroble, reviews the internal and external financial reporting of the Company, reviews the scope of the independent audit and considers comments by the auditors regarding internal controls and accounting procedures, and management's response to these comments.

    The Executive Committee, which is comprised of Messrs. Begel and Weller, exercises the powers of the Board of Directors during intervals between Board meetings and acts as an advisory body to the Board by reviewing various matters prior to their submission to the Board.

    During 1999, the Board of Directors met four times. Each director attended 75% or more of the meetings. The Compensation Committee held one meeting in 1999, which was attended by both of the committee members. The Audit Committee held two meetings in 1999, each of which were attended by both of the committee members. The Executive Committee held no meetings during 1999. The Board of Directors does not have a Nominating Committee.

COMPENSATION OF DIRECTORS

    The directors of the Company receive a retainer of $20,000 per annum in addition to an attendance fee of $500 for each committee meeting attended, and reasonable expenses in connection with each Board or committee meeting attended. Board members who are also employees of the Company do not receive directors' fees. In addition, options to purchase 5,000 shares of Common Stock are granted to each new non-employee director upon such director's initial election and qualification for the Board. On the date of each annual meeting of shareholders subsequent to a director's initial election and qualification for the Board, each continuing non-employee director will be granted additional options to purchase 3,000 shares of Common Stock.

        SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS,
                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth information, based on reports filed by such persons with the Commission, with respect to ownership of the shares of Common Stock held by the directors and executive officers of the Company, and with respect to ownership by persons believed by the Company to be the beneficial owners of more than 5% of its outstanding Common Stock.

                                                          NUMBER OF SHARES OF   PERCENT OF OUTSTANDING
NAME                                                         COMMON STOCK            COMMON STOCK
----                                                      -------------------   ----------------------
Dimensional Fund Advisors Inc. (1)......................         632,200                  6.1%
Thomas M. Begel (2).....................................         404,402                  3.9%
James D. Cirar (3)......................................         135,398                  1.3%
Fred D. Culbreath.......................................         106,756                    *
Joseph A. Hicks.........................................          49,984                    *
Robert L. Jackson (4)...................................          15,105                    *
Timothy A. Masek (5)....................................          43,428                    *
John D. McClain.........................................               0                   --
Donald C. Mueller (6)...................................           7,142                    *
Camillo M. Santomero III (7)............................         173,000                  1.7%
R. Philip Silver (8)....................................          20,000                    *
Francis A. Stroble (8)..................................          22,000                    *
Kenneth M. Tallering (9)................................          62,096                    *
Andrew M. Weller (10)...................................         151,933                  1.5%
John C. Wilkinson (11)..................................          30,000                    *
Brent Williams (12).....................................           7,500                    *
Directors and Executive Officers as a group (15
  persons) (13).........................................       1,228,744                 11.9%

------------------------

*   Less than 1%.

(1) The number of shares beneficially held by Dimensional Fund Advisors Inc. is based upon the Schedule 13G filed by Dimensional Fund Advisors Inc. on February 12, 1999. The address of Dimensional Fund Advisors Inc. is 12999 Ocean Avenue, Santa Monica, CA 90401.

(2) Includes 50,000 shares of common stock subject to currently exercisable options, 3,390 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 29,500 shares of restricted common stock.

(3) Includes 100,000 shares of common stock subject to currently exercisable options and 13,398 shares of common stock held in a self-directed IRA.

(4) Includes 13,333 shares of common stock subject to currently exercisable options and 1,772 shares of common stock held through the Company's 401(k) plan as of December 31, 1999.

(5) Includes 18,800 shares of common stock subject to currently exercisable options, 2,228 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 19,500 shares of restricted common stock.

(6) Includes 6,667 shares of common stock subject to currently exercisable options and 475 shares of common stock held through the Company's 401(k) plan as of December 31, 1999.

(7) Mr. Santomero is a private investor and Senior Consultant to Chase Capital Partners (formerly Chemical Venture Partners), which beneficially owns shares of common stock, but Mr. Santomero disclaims beneficial ownership of such shares. Mr. Santomero, however, has an interest in a pool of securities, including shares of common stock of the Company, acquired by Chemical Equity Associates at the time he was a General Partner of Chemical Venture Partners (now Chase Capital Partners). Mr. Santomero holds options to purchase 23,000 shares of common stock, of which 20,000 are currently exercisable.

(8) Messrs. Silver and Stroble each hold options to purchase 23,000 shares of common stock, of which 20,000 are currently exercisable.

(9) Includes 37,500 shares of common stock subject to currently exercisable options, 3,796 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 19,500 shares of restricted common stock.

(10) Includes 105,000 shares of common stock subject to currently exercisable options, 3,433 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 29,500 shares of restricted common stock.

(11) Includes 30,000 shares of restricted common stock.

(12) Includes 7,500 shares of common stock subject to currently exercisable options.

(13) Includes 398,800 shares of common stock subject to currently exercisable options, 15,694 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 128,000 shares of restricted common stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the 1934 Act and regulations of the Commission thereunder require the Company's officers and directors and persons who own more than ten percent of the Company's Common Stock, as well as certain affiliates of such persons, to file initial reports of ownership and changes in ownership with the Commission. Officers, directors and persons owning more than ten percent of the Company's Common Stock are additionally required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it and written representations that no other reports were required for those persons, the Company believes that all filing requirements applicable to its officers, directors and owners of more than ten percent of the Company's Common Stock have been made as required with respect to fiscal year 1999.

                             EXECUTIVE COMPENSATION

SUMMARY OF EXECUTIVE COMPENSATION

    The following table sets forth the cash and non-cash compensation for services in all capacities to the Company for 1999, 1998 and 1997 of (i) the Chief Executive Officer of the Company and (ii) the Company's four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of December 31, 1999 (the "Named Officers").

                                                                                         LONG TERM
                                                  ANNUAL COMPENSATION               COMPENSATION AWARDS
                                        ---------------------------------------   ------------------------
                              FISCAL                             OTHER ANNUAL     RESTRICTED     OPTIONS/       ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR      SALARY     BONUS(1)    COMPENSATION(2)   STOCK($)(3)   SARS(#)(4)   COMPENSATION(5)
---------------------------  --------   --------   ----------   ---------------   -----------   ----------   ---------------
Thomas M. Begel.........       1999     $750,000   $1,250,000       $113,112       $473,844           --         $241,964
  Chairman of the Board and    1998      350,000      750,000             --             --           --          221,004
  Chief Executive Officer      1997      300,000      350,000             --             --       25,000          222,066

Thomas W. Cook..........       1999     $350,000   $  470,702             --             --           --         $  8,621
  Former Senior Vice           1998      300,000      485,608             --             --           --            8,647
  President and President      1997      275,016      457,900             --             --       25,000            8,092
  and Chief Executive
  Officer of Truck
  Components Inc.

Donald C. Mueller.......       1999     $160,000   $  220,000             --             --       10,000         $ 17,135
  Vice President and Chief     1998       70,000       70,000             --             --       20,000            2,950
  Financial Officer

Kenneth M. Tallering....       1999     $200,000   $  750,000             --       $313,219           --         $ 16,272
  Vice President, General      1998      150,000      200,000             --             --           --           15,861
  Counsel and Secretary        1997      125,000       75,000             --             --       10,000           11,386

Andrew M. Weller........       1999     $500,000   $1,000,000             --       $473,844           --         $ 87,257
  President, Chief             1998      300,000      500,000             --             --           --           74,032
  Operating Officer and        1997      260,000      350,000             --             --       25,000           58,211
  Director

------------------------

(1) In 1999, includes bonus of $500,000 to Messrs. Begel, Weller and Tallering and $50,000 to Mr. Mueller following consummation of the sale of the Company's freight car operations and includes bonus of $20,000 to Mr. Mueller following relocation of his residence. For Messrs. Begel and Cook includes a portion of 1998 bonus voluntarily deferred by them under the Company's Deferred Compensation Plan and for Messrs. Cook and McClain includes a portion of 1997 bonus voluntarily deferred by them under the Company's Deferred Compensation Plan. The Deferred Compensation Plan was terminated in 1999.

(2) For the reimbursement of travel, club dues and other expenses to Mr. Begel. The value of the perquisites received by Mr. Begel in 1997 and 1998 and by the other Named Officers in each year was below the threshold requiring disclosure thereof.

(3) On February 1, 1999, Messrs. Begel and Weller were issued 29,500 shares of restricted common stock and Mr. Tallering was issued 19,500 shares of restricted common stock. All such restricted stock vests on the third anniversary of the date of grant, or earlier in certain circumstances such as a change in control. The value of such restricted stock for Messrs. Begel, Weller and Tallering was $473,844, $473,844 and $313,219, respectively, as of February 1, 1999 and $532,844, $532,844 and
    $352,219, respectively, as of December 31, 1999.

(4) The options granted to Messrs. Begel, Cook, Tallering and Weller in 1997 are vested. One-third of the options granted to Mr. Mueller in 1998 are vested.

(5) 1999 includes the following amounts: for Mr. Begel, $235,964 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan; for Mr. Cook, $621 for life insurance premium and $8,000 Company profit sharing contribution; for Mr. Mueller, $11,135 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan; for Mr. Tallering, $10,272 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan; and for Mr. Weller, $81,257 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan. 1998 includes the following amounts: for Mr. Begel, $215,004 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan; for Mr. Cook, $647 for life insurance premium and $8,000 Company profit sharing contribution; for Mr. Mueller, $150 for life insurance and $2,800 Company contribution to the Company's 401(k) Plan; for Mr. Tallering, $9,861 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan; and for Mr. Weller, $68,032 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan. 1997 includes the following amounts: for Mr. Begel, $216,066 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan; for Mr. Cook, $592 for life insurance premium and $7,500 Company profit sharing contribution; for Mr. Tallering, $5,386 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan; and for Mr. Weller, $52,211 for life insurance and supplemental pension premium and $6,000 Company contribution to the Company's 401(k) plan. Each executive's right to receive their respective supplemental pensions upon termination of employment are generally subject to a three-year cliff vesting requirement (other than in the event of termination of employment due to a change in control). In the event any such person is not entitled to receive his supplemental pension, the value of such pension funds would revert to the Company.

OPTION GRANTS

    During the 1999 fiscal year, options were not granted to the Named Officers, except that Mr. Mueller was granted 10,000 options with an exercise price of $17.50, which options would have a potential realizable value of $110,057 based on a 5% appreciation during the option term and $278,905 based on a 10% appreciation during the option term.

OPTION EXERCISES

    The table below sets forth information with respect to the value of options held by the Named Officers as of December 31, 1999.

 AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND OPTION VALUE AS OF DECEMBER 31,
                                      1999

                                                                       NUMBER OF               VALUE OF UNEXERCISED
                                                                UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                   SHARES                         FISCAL YEAR-END(#)           AT FISCAL YEAR-END($)
                                 ACQUIRED ON      VALUE       ---------------------------   ---------------------------
NAME                             EXERCISE(#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                             -----------   ------------   -----------   -------------   -----------   -------------
Thomas M. Begel................         --             --        50,000             --      $  362,550            --
Thomas W. Cook.................         --             --       100,000             --       1,165,625            --
Donald C. Mueller..............         --             --         6,667         23,333          30,418       $66,457
Kenneth M. Tallering...........         --             --        37,500             --         382,964            --
Andrew M. Weller...............         --             --       105,000             --         454,363            --

PENSION PLANS

    The Company, maintains a tax-qualified defined benefit pension plan in which Messrs. Begel, Mueller, Tallering and Weller are eligible to participate. Benefits under the plan are based primarily upon the participant's average monthly earnings and his years of continuous service. Benefits under the plan are not subject to reduction for social security benefits but are reduced by certain other amounts received under certain public pension programs, and certain disability and severance payments. The following table sets forth the benefits payable under the plan at age 65 on a straight line annuity basis for participants with the indicated levels of compensation and service.

                      ESTIMATED ANNUAL RETIREMENT BENEFITS

                                                 YEARS OF CONTINUOUS SERVICE
                               ---------------------------------------------------------------
AVERAGE EARNINGS                  15         20         25         30         35         40
----------------               --------   --------   --------   --------   --------   --------
$ 75,000.....................  $15,390    $20,520    $25,650    $30,780    $35,910    $41,816
 100,000.....................   21,296     28,395     35,494     42,592     49,691     57,566
 125,000.....................   27,202     36,270     45,337     54,405     63,472     73,316
 150,000.....................   33,109     44,145     55,181     66,217     77,254     89,066
 200,000.....................   35,471     47,295     59,119     70,942     82,766     95,366
 250,000.....................   35,471     47,295     59,119     70,942     82,766     95,366
 300,000.....................   35,471     47,295     59,119     70,942     82,766     95,366

    The compensation and years of service under the plan for Messrs. Begel, Mueller, Tallering and Weller are as follows.

                                                  HIGHEST FIVE-YEAR
                                                   AVERAGE ANNUAL
                                                    COMPENSATION      YEARS OF SERVICE
                                                  -----------------   ----------------
Thomas M. Begel.................................       $720,000             6.25
Donald C. Mueller...............................        185,000             1.50
Kenneth M. Tallering............................        345,000             4.16
Andrew M. Weller................................        479,400             5.33

    Mr. Cook was eligible to participate in a tax-qualified defined benefit plan formerly maintained by a subsidiary of Truck Components Inc. ("TCI") (the "Pension Plan"). The Pension Plan provided a pension benefit at normal retirement age of 65, based on average monthly pay through December 31, 1991, or if service is less than five years, the average monthly earnings of the years worked up to December 31, 1991, and credited service for the years and months employed by TCI and its subsidiaries up to August 31, 1995. The salary component for persons hired subsequent to December 31, 1991, was the participant's initial monthly salary at employment date. At age 65, based on Mr. Cook's covered compensation and years of service of $150,000 and 4.6 years, respectively, he would have been entitled to receive an annual pension of

$9,080 under the Pension Plan. The Pension Plan was terminated during 1998 and Mr. Cook rolled his allocated pension proceeds into an individual retirement account. Mr. Cook also participates in the Gunite Corporation Salaried Employees Profit Sharing Plan pursuant to which Gunite Corporation, a subsidiary of the Company, contributes 5% of Mr. Cook's gross earnings up to a maximum contribution of $8,000.

EMPLOYMENT AND SEVERANCE AGREEMENTS

    The Company is a party to substantially identical employment contracts with Messrs. Begel, Mueller, Tallering and Weller which became effective on July 1, 1999 and continue for a rolling three-year period (a rolling two-year period for Mr. Mueller) unless terminated as provided in the agreement. Pursuant to their respective agreements, each will receive annual base salaries, plus bonuses as determined by the Board of Directors. Each of these agreements contains customary employment terms and provides that upon termination of employment by the Company other than for "Cause" or by the employee for "Good Reason" (each as defined in the agreements) during the term, the Company will pay a severance payment to the employee, in addition to other benefits, equal to three times (two times for Mr. Mueller) the sum of (i) the employee's base salary as of his date of termination and (ii) the greatest of (w) the employee's guaranteed bonus, if any, for the year during which the termination occurs, (x) the employee's target bonus, if any, for the year during which the termination occurs, (y) the employee's bonus received with respect to the year immediately preceding the date of termination and (z) the employee's average bonus received during the three years immediately preceding the date of termination, plus certain additional amounts.

    In connection with the Company's acquisition of TCI in August 1995, the Company assumed the existing employment agreement between TCI and Mr. Cook. Such agreement was terminated as of January 11, 2000 upon Mr. Cook's retirement. Pursuant to the termination, Mr. Cook will receive one year's salary, plus a bonus equal to Mr. Cook's average bonus for 1998 and 1999.

    The Company is a party to employment contracts with certain other officers and key employees generally with two or three year terms.

COMPENSATION COMMITTEE REPORT

    Under the supervision of the Compensation Committee of the Board of Directors (the "Committee"), the Company has attempted to develop and implement compensation policies, plans and programs which seek to enhance the profitability of the Company and to maximize shareholder value by closely aligning the financial interests of the Company's executive officers with those of its shareholders. The Committee is currently comprised of Messrs. Begel and Santomero.

    The Company's general compensation philosophy, which is determined by the Committee, is to offer compensation so as to enable the Company to attract and retain talented and experienced executive officers who are able to assist the Company in accomplishing its strategic and performance goals and to allow such executive officers to participate in the increase in value of the Company upon attaining such goals. Such compensation consists of salary, performance-based bonus and stock options/restricted stock. In determining the salary, bonus and stock option/restricted stock awards for the Company's executive officers, the Committee takes into account the overall performance of the Company as well as its subjective determination of the contribution of each executive officer to that performance. The Committee does not limit its evaluation of Company performance to any particular performance measure, nor does it apply any specific formula in relating Company performance to salary, bonus or stock option/restricted stock award levels.

    Four of the five Named Officers are parties to employment agreements with the Company, which are described herein in the section entitled "Employment and Severance Agreements." The Committee believes that the compensation offered pursuant to such agreements is consistent with the Company's compensation philosophy. In 1999, Mr. Begel's salary was $750,000 and, given the Company's significant improvement in results of operations and financial condition during 1999, received a $750,000 bonus for 1999. He also received a bonus of $500,000 following completion of the successful sale of the Company's freight car operations. Mr. Begel's economic interests are further aligned with the shareholders of the Company due to his significant ownership interest in the Company (see "Principal Shareholders and Security Ownership of Management").

    The Committee has not developed a formal policy on the rules regarding deductability of executive compensation because the Company's compensation of its executive officers is considerably less than the applicable threshholds, but rather will make such determinations as appropriate.

                                                                     SCHEDULE II

                           [Merrill Lynch Letterhead]

                                                January 28, 2000

Special Committee of the Board of Directors
Transportation Technologies Industries, Inc.
990 North Michigan Avenue
Suite 1000
Chicago, IL 60611

Members of the Special Committee:

    Transportation Technologies Industries, Inc. (the "Company"), and Transportation Acquisition I Corp. (the "Acquiror"), propose to enter into the Agreement and Plan of Merger dated as of January 28, 2000 (the "Agreement") pursuant to which (i) the Acquiror would commence a tender offer and the Company would commence a tender offer (collectively, the "Tender Offer") for all outstanding shares of the Company's common stock, par value $0.01 per share (the "Company Shares") for $21.50 per share, net to the seller in cash (the "Consideration"), and (ii) Acquiror would be merged with the Company in a merger (the "Merger"), at which time each Company Share, other than Company Shares held in treasury, held by the Acquiror or by a Participant (as defined in the Agreement), would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

    You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders, other than the Acquiror or any Participant.

    In arriving at the opinion set forth below, we have, among other things:

        (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

        (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

        (3) Conducted discussions with members of senior management of the Company (which includes Participants) concerning the matters described in clauses 1 and 2 above;

        (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

        (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

        (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

        (7) Participated in certain discussions and negotiations between members of the special committee of the board of directors of the Company (the "Special Committee") and its legal advisors on the one hand, and the Acquiror and its financial and legal advisors, on the other hand; and

        (8) Reviewed a draft dated January 28, 2000 of the Agreement.

    In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of members of management of the Company (which includes Participants) as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us dated January 28, 2000.

    Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

    We are acting as financial advisor to the Special Committee in connection with the Transaction and will receive a fee from the Company for our services, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Special Committee. This opinion relates to the fairness, from a financial point of view, of the Consideration. This opinion does not constitute an opinion, nor do we assume any responsibility, with respect to (i) the ability of the Acquiror to obtain financing, or (ii) the solvency or prudence of the capital structure of the Company or the Acquiror following the consummation of the Tender Offer or the Merger. This opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer, vote in favor of the Merger, or take any action with respect to the Transaction.

    On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to the holders of such shares, other than the Acquiror or any Participant.

                                             Very truly yours,

                                             MERRILL LYNCH, PIERCE, FENNER & SMITH
                                             INCORPORATED

                                             /s/ Merrill Lynch, Pierce, Fenner &
                                             Smith
                                             Incorporated

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